
10032194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grigsby & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 California Street, Suite 320
(No. and Street)

San Francisco California 94104
(City) (State) (Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Chin (415) 392-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC MAIL PROCESSING SECTION
RECEIVED
NOV 26 2010
WASH, D.C.
196

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, Calvin B. Grigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grigsby & Associates, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 21 day of October, 2010 by Calvin Grigsby proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Darnella Broaden
Notary Public

Signature

President/CEO
Title



DARNELLA BROADEN
COMM. # 1909829
NOTARY PUBLIC - CALIFORNIA
SOLANO COUNTY
My Comm. Exp. Oct. 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grigsby & Associates, Inc. and Subsidiary

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2010


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2010
WASH, D.C.
196
SECTION


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Grigsby & Associates, Inc. and Subsidiary:

We have audited the accompanying statement of financial condition of Grisby & Associates, Inc. and Subsidiary (the Company) as of September 30, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grigsby & Associates, Inc. and Subsidiary as of September 30, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

Grigsby & Associates, Inc. and Subsidiary
Statement of Financial Condition
September 30, 2010

Assets

Cash and cash equivalents	$ 276,885
Deposit with clearing organization	100,256
Accounts receivable	66,750
Marketable securities, at market value	126,295
Equipment and furniture, net	23,839
Municipal bonds owned, at market valule	15,273
Receivable from related parties	3,286,423
Deposits	18,065
Other assets	59,939
Total assets	$ 3,973,725

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$ 213,410
Payable to related party	3,381
Income taxes payable	87,147
Liabilities subordinated to claims of general creditors	115,114
Total liabilities	419,052

Commitments and contingencies

Stockholders' equity

Common stock, no par value, 100,000 shares authorized, 1,050 shares issued and outstanding	31,500
Additional paid-in capital	3,283,540
Retained earnings	239,633
Total stockholders' equity	3,554,673
Total liabilities and stockholders' equity	$ 3,973,725

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Statement of Income
For the Year Ended September 30, 2010

Revenues	
Commissions	$ 804,064
Underwriting fees	2,676,846
Interest income	18,288
Net dealer inventory and investment gains (losses)	(316)
Other income	5,118
Total revenues	3,504,000
Expenses	
Employee compensation and benefits	1,315,823
Underwriting	234,195
Communications	52,382
Interest	14,836
Occupancy expense	153,357
Taxes, licenses, & Fees	53,395
Other operating expenses	1,286,067
Total expenses	3,110,055
Net income (loss) before income tax provision	393,945
Income tax provision	25,769
Net income (loss)	$ 368,176

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2010

		Amount
Balance at September 30, 2009	$	145,114
Increase:		
Issuance of subordinated notes		115,114
Decrease:		
Payment of subordinated notes		(145,114)
Balance at September 30, 2010	$	115,114

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficits)	Total
Balance at September 30, 2009	$ 30,000	$ 3,517,596	$ (128,543)	$ 3,419,053
Return of capital		(272,556)		(272,556)
Debt conversion	1,500	38,500	-	40,000
Net income (loss)	-	-	368,176	368,176
Balance at September 30, 2010	$ 31,500	$ 3,283,540	$ 239,633	$ 3,554,673

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Statement of Cash Flows
For the Year Ended September 30, 2010

Cash flow from operating activities:		
Net income (loss)		$ 368,176
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 7,160	
Conversion of Debt to Equity	40,000	
Net change in securities, not readily marketable	(10,213)	
(Increase) decrease in assets:		
Deposit with clearing organization	6	
Accounts receivable	90,594	
Marketable securities, at market value	10,530	
Deposits	3,347	
Other assets	80,214	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(50,087)	
Payable to related party	(40,000)	
Income taxes payable	(23,330)	
Total adjustments		108,221
Net cash and cash equivalents provided by (used in) operating activities		476,397
Cash flow from investing activities:		
Purchase of equipment and furniture	(13,276)	
Purchase of receivable from related parties	(276,172)	
Net cash and cash equivalents provided by (used in) investing activities		(289,448)
Cash flow from financing activities:		
Payments of liabilities subordinated to claims of general creditors	(30,000)	
Issuance of additional paid-in capital	(272,556)	
Net cash and cash equivalents provided by (used in) financing activities		(302,556)
Net increase (decrease) in cash and cash equivalents		(115,607)
Cash and cash equivalents at beginning of year		392,492
Cash and cash equivalents at end of year		$ 276,885
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 4,850	
Income taxes	$ 55,926	

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Notes to Financial Statements
September 30, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Grigsby & Associates, Inc. and Subsidiary was incorporated in 1981, and registered as a broker/dealer under the Securities and Exchange Act of 1934 in April, 1983. Grigsby & Associates, Inc. and Subsidiary (the " Company") is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Rule Making Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The consolidated financial statements include the accounts of Grigsby & Associates, Inc. (the "Parent") and Grigsby Branford Capital Partners (the "Subsidiary"), a wholly-owned subsidiary, All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including underwriting fees, financial advisory fees, remarketing agents, and secondary trading.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising and marketing costs are expensed as incurred. For the year ended September 30, 2010 the Company included $5,621 of these in other operating expense.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company. Mutual funds and annuities income are recognized when earned.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Southwest Securities Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2010 was $100,256.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2010 these securities are carried at their fair market value of $126,295. The accounting for the mark-to-market on proprietary trading is included in the Statement of Income as net investment gains of $10,530.

Note 4: EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Equipment and furniture	$	242,494	5-7
		242,494	
Less: accumulated depreciation		(218,655)	
Equipment and furniture, net	$	23,839	

Depreciation expense for the year ended September 30, 2010, was $7,160.

Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current		Deferred		Total	
Federal	$	-	$	-	$	-
State		25,769		-		25,769
Total income tax expense (benefit)	$	25,769	$	-	$	25,769

Note 5: INCOME TAXES
(Continued)

The current provision of $25,769 for income taxes consists Federal, California , New York, Louisana, Alabama, Mississippi, Missouri, and Illinois tax for Grigsby & Associates, Inc. The Company also recognizes Alternative Minimum tax ("AMT"), which is included in this provision.

The Company has available at September 30, 2010, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $256,209, that expire as follows:

Expiration during year ended September 30,	Amount of unused operating loss carry-forwards
2020	$ 124,152
2121	516,527
2022	141,443
2023	399,388
2024	370,639
2026	155,910
	$ 1,708,059

A 100% valuation allowance has been established against this asset since management cannot determine if it more likely than not that the asset will be realized.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2010.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities, at market value	$ 126,295	$ 126,295	$ -	$ -
Municipal bonds owned, at market value	15,273	15,273	-	-
	$ 141,568	$ 141,568	$ -	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 7: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds the company has taken positions in. These positions are often short-term and subsidized by the clearing firm, often clearing in a few days. At September 30, 2010, the Company had municipal bond positions of $15,273 with unrealized gain of $10,214.

Note 8: RELATED PARTY TRANSACTIONS

The majority shareholder and president of the Company is also the sole stockholder and president of Fiscal Funding Co., Inc. ("Fiscal"). The Company paid certain expenses including legal and other administrative expenses on behalf of Fiscal. For the year ended September 30, 2010, Fiscal owes the Company $2,692,398, which is included in Receivable from related parties on the Statement of Financial Condition. The receivable is unsecured and non-interest bearing. If interest had been changed at current U.S. bank rates of approximately 0.15%, then the resulting income from operations would increase by $4,037.

Receivable from related parties also consists of advances made to employees and officers. The advance made to an employee of $3,577 is unsecured, non-interest bearing and due on demand. The advance to officers of $590,448 includes $8,616 of imputed interest at the Applicable Federal Rate of 1.94%.

Payable to related parties includes amounts due to the Company's officers.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 9: SUBORDINATED LIABILITIES

The borrowings under subordinated agreements at September 30. 2010 are listed below

Liabilities subordinated to agreements:

Interest at 8% due August 31, 2011	$	90,114
Interest at 12% due April 30, 2011		25,000
Total	$	115,114

The interest expense for the year was $12,059.

The subordinated borrowings are covered by agreements approved by FINRA (formerly the National Association of Securities Dealers, Inc. ("NASD")) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extend that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 10: PENSION PLAN

The Company maintains a defined contribution pension plan covering substantially all of the Company's employees. The Company contributes an amount equal to 10% of participant's compensation subject to a maximun contribution of $15,000, per employee. For the year ended September 30, 2010, the Company contributed $2,443 to the plan, which is included in employee compensation and benefits in the statement of Income.

Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12: COMMITMENTS AND CONTINGENCIES

Commitments

In July 2009, the Company expanded its location and entered into a forty month lease for its San Francisco office space. In December 2009, the Company entered into a five (5) year lease for its New York office space. On March 3, 2008, the company entered into a three year lease for office space in Chicago. On April 15, 2008 the company entered into a lease agreement for office space in Louisiana. The lease expires April 14, 2011. These leases contain provisions for rent escalation based on increases in certain costs incurred by the lessor. Under these agreements total rent expense for the year ended September 30, 2010, was $136,420, which is included in occupancy and equipment rental, in the statement of income.

At September 30, 2010, the minimum annual payments are as follows:

Year Ending September 30,		
2011	$	136,717
2012		117,257
2013		80,571
2014		69,400
2015		23,323
2016 & thereafter		-
	$	427,268

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2010, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: COMMITMENTS AND CONTINGENCIES (Continued)

Taxes

The Company made certain payments to individuals as independent contractors and accordingly, did not withhold payroll taxes from the amounts paid. The IRS may challenge this classification and require the company to remit the requisite employer payroll taxes and possibly employee taxes as well. In addition, the California Employment Development Department would follow any such finding by the IRS, exposing the Company to California payroll taxes as well.

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time. The Company's accounts receivable are predominately from other broker/dealers.

Underwriting Commitments

In the normal course business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2009, were subsequently settled and had no material effect on the financial statement as of that date.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending September 30, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU Number	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2010, the Company had net capital of $158,638 which was $58,638 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($419,052) to net capital was 2.64 to 1, which is less than the 15 to 1 maximum allowed.

Grigsby & Associates, Inc. and Subsidiary
Notes to Financial Statements
September 30, 2010

Note 15: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $70,535 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	229,173
Adjustments:				
Retained earnings	$	(71,265)		
Non-allowable assets		14,421		
Haircuts & undue concentration		(13,691)		
Total adjustments				(70,535)
Net capital per audited statements			$	158,638

Grigsby & Associates, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2010

Computation of net capital		
Common stock	$ 31,500	
Additional paid-in capital	3,283,540	
Retained earnings	239,633	
Total stockholders' equity		$ 3,554,673
Add: Additions to capital		
Subordinated liabilities	115,114	
Total allowable subordinated liabilities		115,114
Total equity & allowable subordinated liability		3,669,787
Less: Non-allowable assets		
Accounts receivable	(66,750)	
Equipment and furniture, net	(23,839)	
Receivable from related parties	(3,286,423)	
Deposits	(18,065)	
Other assets	(59,939)	
Total non-allowable assets		(3,455,016)
Net capital before haircuts		214,771
Less: Haircuts and undue concentration		
Haircut on marketable securities	(18,944)	
Haircut on municipal securities	(993)	
Haircut on money markets	(7,473)	
Haircut on Fidelity Bond	(13,000)	
Undue concentration	(15,723)	
Total haircuts & undue concentration		(56,133)
Net Capital		158,638
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 27,937	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 58,638
Ratio of aggregate indebtedness to net capital	2.64 : 1	

There was a difference of $70,535 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2010. See Note 15.

See independent auditor's report

Grigsby & Associates, Inc. and Subsidiary
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2010

A computation of reserve requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Grigsby & Associates, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2010

Information relating to possession or control requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Grigsby & Associates, Inc. and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Grigsby & Associates, Inc. and Subsidiary:

In planning and performing our audit of the financial statements of Grigsby & Associates, Inc. and Subsidiary (the Company), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2010

Grigsby & Associates, Inc. and Subsidiary

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended September 30, 2010


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Grigsby & Associates, Inc. and Subsidiary

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1954, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Grigsby & Associates, Inc. and Subsidiary ("the Company") for the year ended September 30, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Grigsby & Associates, Inc. and Subsidiary taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

Grigsby & Associates, Inc. and Subsidiary
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2010

		Amount
Total assessment	$	8,677
SIPC-6 general assessment Payment made on May 11, 2010		(3,452)
SIPC-7 general assessment Payment made on September 30, 2010		-
Total assessment balance (overpayment carried forward)	$	5,225